Exhibit 99.1

Nexters launches Island Questaway, a new adventure game, to increase casual gaming share

November 30, 2021 -- Limassol, Cyprus -- Nexters Inc. (Nasdaq: GDEV), an international game development company which strives to introduce the joy of core gaming experiences to casual players, has soft launched Island Questaway, a new casual game previously available under the working title Puzzle Island, on iOS and Android.

Download Island Questaway from App Store and Google Play.

This new title continues Nexters’ efforts to grow its presence in the casual gaming market in addition to the midcore segment where the company is well presented by Hero Wars and Throne Rush. Island Questaway offers fresh and unique gameplay through a blend of different genres with a farming game that features an engaging storyline as well as a variety of puzzles to solve for an exciting, fun gaming experience.

“Island Questaway is a new, important expansion of Nexters’ portfolio, as it allows us to diversify beyond our strong midcore portfolio into casual gaming,” says Anton Reinhold, Chief Operating Officer at Nexters. “Our mission is to enable casual gamers to experience the same level of gameplay and narrative that core players enjoy and Island Questaway represents a new, growing style of gameplay that offers the deep mechanics expected in midcore with the accessibility of a casual title.”

Island Questaway was created by the team that previously worked on Island Experiment - the first casual game by Nexters. The current version already boasts extensive content and engaging play mechanics while the development team is working on a story expansion, new gameplay features, and live events.

This is the second casual game Nexters has launched in the second half of 2021. Chibi Island was the first and officially launched on July 27th. It was also a successor of sorts to Island Experiment, retaining the key elements of the original that made it popular, while updating and reworking the game in several areas to make it more modern and engaging.

Nexters anticipates both Chibi Island and Island Questaway to not only build off the original title, but to greatly expand Nexters’ casual gaming audience with both titles appealing to their own unique player base.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 700+ inspired gaming professionals. Please find more information about Nexters at https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Media
Andrey Akimov | Chief Communications Officer
aa@nexters.com

Investor Relations
Roman Safiyulin | Chief Corporate Development Officer
r.safiyulin@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.